Exhibit 99.1

KPMG LLP	Telephone	(416) 228-7000
Chartered Accountants	Telefax	(416) 228-7123
Yonge Corporate Centre	Internet	www.kpmg.ca
4100 Yonge Street, Suite 200
Toronto ON M2P 2H3
Canada
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of Rogers Communications Inc.
We consent to the inclusion in the registration statement (no. 333-147078) on Form F-9 of:
–	our Report of Independent Registered Public Accounting Firm dated February 20, 2008 on the consolidated balance sheets of Rogers Communications Inc. (“the Company”) as at December 31, 2007 and 2006, the consolidated statements of income, shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2007 and the consolidated statement of comprehensive income for the year ended December 31, 2007
–	our Report of Independent Registered Public Accounting Firm dated February 20, 2008 on the Company’s internal control over financial reporting as of December 31, 2007 each of which is incorporated by reference in the registration statement (no. 333-147078) on Form F-9 and to the reference to our firm under the heading “Experts” in the related prospectus.
/s/ KPMG LLP
Chartered Accountants, Licensed Public Accountants
Toronto, Canada
July 30, 2008